

August 9, 2011

Via E-Mail
Paul C. Tang, Esq.
Executive Vice President and General Counsel
Burlington Coat Factory Warehouse Corporation
1830 Route 130 North
Burlington, New Jersey 08016

>   **Re: Burlington Coat Factory Warehouse Corporation**
>   **Registration Statement on Form S-4**
>   **Filed July 15, 2011**
>   **File No. 333-175594**

Dear Mr. Tang:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

General

1. We note that you are registering notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Cautionary Note Regarding Forward Looking Statements, page ii

2. The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

The Exchange Offer, page 129

Conditions on the Exchange Offer, page 134

3. We note your statement on page 135 that you will use your "reasonable judgment" in determining whether any law, statute, rule or regulation would impair your ability to proceed with the exchange offer. We note also, on page 134, your statement that you may determine in your "sole reasonable discretion" whether certain offer conditions have occurred or are satisfied. Please revise to include an objective standard for the determination of whether conditions have been satisfied or events have occurred.

Signatures, page II-48

4. Please revise your signature pages so that each co-registrant includes the signatures of its principal executive officer, principal financial officer, principal accounting officer and at least a majority of its board of directors. Please note that, in the event a registrant is a limited liability company, the registration statement also should be signed by a majority of the board of directors of any corporate entity that signs the registration statement on behalf of such registrant as its sole member.

Exhibit 5.1

5. Please delete the language, "of the rules and regulations of the Commission" from the following sentence in counsel's legal opinion: "In giving this consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of the rules and regulations of the Commission."

6. We note that counsel's legal opinion "speaks only as of the date hereof and [they] assume no obligation to revise or supplement this opinion." Please remove this date limitation or be advised that you must re-file the opinion on the date your registration statement becomes effective.

7. The reference to "Delaware corporate law" also should include all applicable Delaware statutory provisions of law and the reported judicial decisions interpreting those laws. Please revise accordingly, or have counsel supplementally confirm this by filing correspondence on EDGAR, which will be part of the Commission's official file regarding this registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ramin Olson, Staff Attorney, at (202) 551-3331, Lilyanna Peyser, Staff Attorney, at (202) 551-3222, or me at (202) 551-3720 with any questions you may have.

Sincerely,

/s/ Lilyanna L. Peyser for

James Allegretto
Senior Assistant Chief Accountant